UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                             Tel-Save Holdings, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176105
                                 --------------
                                 (CUSIP Number)

                                 Daniel Borislow
                                 6805 Route 202
                               New Hope, PA 18938
                                 (215) 862-1500
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 18, 1998
             ------------------------------------------------------
             (Date of Even Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               (Page 1 of 3 Pages)

CUSIP No. 879176105                     13D                   Page 2 of 3 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON                                      Daniel Borislow
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS:                                                          N/A

--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                                     U.S.
--------------------------------------------------------------------------------
NUMBER OF     7)  SOLE VOTING POWER                                   7,415,526*
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8)  SHARED VOTING POWER                                 8,640,000
OWNED BY      ------------------------------------------------------------------
EACH          9)  SOLE DISPOSITIVE POWER                              7,249,000*
REPORTING     ------------------------------------------------------------------
PERSON WITH   10) SHARED DISPOSITIVE POWER                             1,200,000
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                               16,055,526
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       28.2%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 IN
--------------------------------------------------------------------------------

* Subject to the  restrictions  previously  described in Item 5 of this Schedule
13D.

                                                               Page 3 of 3 Pages

     This Amendment No. 6 amends Item 5 of the Schedule 13D of the Reporting Person. Capitalized terms used herein without definitions have the meanings set forth in the Reporting Person's Schedule 13D as amended by Amendments No. 1 to 5 thereto.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     Item 5(c) is hereby amended as follows:

     (C) On August 18, 1998, solely for estate tax planning purposes, the Reporting Person transferred 4,000,000 shares of Common Stock to a trust (the "Trust"), the sole trustee of which is Seth Tobias (the "Trustee"). The Trust is required to make payments over a three year period to the Reporting Person and then distribute any remainder to the Reporting Person's children. The Trustee has sole power to vote and dispose of the shares of Common Stock that the Reporting Person trnasferred to the Trust. The Reporting Person disclaims any beneficial ownership in the Common Stock held by the Trust.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 1998

                                                           /s/ Daniel Borislow
                                                           -------------------
                                                               Daniel Borislow